UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM U-6B-2

                           CERTIFICATE OF NOTIFICATION

     Certificate is filed by: The Cleveland Electric Illuminating Company (the "Company"), a subsidiary of FirstEnergy Corp., a registered holding company, pursuant to Rule U-20(d) and Rule U-52(c) adopted under the Public Utility Holding Company Act of 1935.

     This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of security:

     $300,000,000 5.65% Senior Notes due 2013 (the "Notes")

2.   Issue, renewal or guaranty:

     Issue.

3.   Principal amount of each security:

     $300,000,000 5.65% Senior Notes due 2013

4.   Rate of interest per annum of each security:

     5.65% per annum

5.   Date of issue, renewal or guaranty of each security:

     December 12, 2003

6.   If renewal of security, give date of original issue:

     Not Applicable.

7.   Date of maturity of each security:

     December 15, 2013

8.   Name of the person to whom each security was issued, renewed or guaranteed:

     The Company issued and sold the Notes to Barclays Capital Inc., Morgan Stanley & Co. Incorporated, Scotia Capital (USA) Inc. and UBS Securities LLC (collectively, the "Initial Purchasers"), pursuant to a Purchase Agreement dated December 9, 2003 among the Company and the Initial Purchasers. The Notes were offered by the Initial Purchasers only to "qualified institutional buyers" under Rule 144A under the Securities Act of 1933, to non-U.S. persons under Regulation S under the Securities Act of 1933 and institutional accredited investors.

9.   Collateral given with each security, if any:

     The Notes, which were issued pursuant to an Indenture dated as of December 1, 2003, between the Company and JPMorgan Chase Bank, as trustee, are senior unsecured general obligations of the Company and rank equally with all of its unsecured and unsubordinated indebtedness.

10.  Consideration given for each security:

     $296,961,000

11.  Application of proceeds of each security:

     The Company intends to use the net proceeds from the sale of the Senior Notes (i) to provide for the redemption of $150 million aggregate principal amount of its outstanding 9.00% first mortgage bonds due July 1, 2023 at a redemption premium of 104.13% for a total redemption price of $156,195,000 plus accrued interest to the redemption date, (ii) to provide for the repayment of short-term debt and (iii) for general corporate purposes.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
     Section 6(a) because of:

     (a)  the provisions contained in the first sentence of Section 6(b) [ ]

     (b)  the provisions contained in the fourth sentence of Section 6(b) [ ]

     (c) the provisions contained in any rule of the Commission other than Rule U-48 [x]

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of
     Section 6(b)):

     Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

     Not applicable.

15. If the security or securities are exempt form the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

     Rule 52.


                                            THE CLEVELAND ELECTRIC
                                            ILLUMINATING COMPANY


                                            By:  /s/ Thomas C. Navin
                                                 -------------------
                                                     Thomas C. Navin
                                                     Treasurer


Date: December 22, 2003